Exhibit E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF MARCH 10, 2016

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2014, on Form 18-K filed with the Commission on September 30, 2015. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Presentation of Economic and Other Information

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 1996 to 2007. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide a more accurate depiction of the economy given its dynamism.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 1986 (“GFSM 1986”). Real sector statistics are presented in accordance with the UN 1993 System of National Accounts (“SNA 1993”); however, with the recent change of base year from 1996 to 2007, financial intermediation activity is being measured following the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics are prepared in accordance with the fifth edition of the IMF Balance of Payments Manual (“BPM5”).

Open unemployment figures are no longer presented. Unemployment figures are now used.

Political Developments

On December 10, 2015, President Juan Carlos Varela nominated Cecilio Cedalise and Angela Russo to serve as Justices of the National Supreme Court to fill vacancies from the departures in December 2015 of Justices Harley Mitchell and Nelly Cedeño. On December 21, 2015, the Assembly confirmed the nominations of Cedalise and Russo. Justices Cedalise and Russo were sworn into office and began their ten-year terms on January 4, 2016.

On October 20, 2015, the National Assembly approved Law 66 of October 20, 2015 (“Law 66”), which amends Law 37 of 2009, a law that decentralized public administration. Law 66 includes as stated objectives: 1) to reallocate property taxes between municipalities; 2) to establish a formula for the allocation of property tax for municipalities with lower income; 3) to direct the investment of allocated funds to specific areas; 4) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization” and 5) to establish a Program for Public Investment and Municipal Services.

Pursuant to Law 66, municipalities receiving less than $0.5 million annually from property tax collection would receive the difference to reach $0.5 million. The differential would be obtained from municipalities that receive an excess of $0.5 million. Municipalities may apply the resources toward education and health; sports and recreation; residential public services; handicap accessibility of public infrastructure; social services; tourism and culture; and social and economic development. Law 66 provides for the allocated resources to be transferred to local governments within five days of the end of each quarter.

On July 1, 2015, Congressman Rubén de León was elected the new President of the National Assembly, with 39 of 71 votes (55%). Mr. de León has served in the National Assembly during four consecutive five-year periods, is a member of the PRD and will serve as President of the National Assembly for the period 2015-2016. Acting as his first vice-president is Congresswoman Katleen Levy, and his second vice-president is Congressman Raúl Hernández.

Recent Government Actions

On September 9, 2015, the Government announced that it reached an agreement with Fábrica Nacional de Carrocerías and Felgate Enterprises — owners of 100% of the shares of Transporte Masivo de Panama, S.A. (“TMPSA”), which had been the concessionaire and operator of Mi Bus (the public transportation provider in Panama City) — regarding a settlement of any present or future claim concerning the concession and a sale and purchase agreement to acquire the entire stock of TMPSA. On October 28, 2015, the Minister of the Presidency announced that employees of Mi Bus would be paid amounts to resolve certain employee claims. President Varela later announced that such amounts would be distributed to the employees from February 22 to February 29, 2016. As of February 29, 2016, approximately 58% of employees had received their payments.

On February 23, 2016, President Varela announced that the Government reached an agreement with subsidiaries of Finmeccanica S.p.A. toward resolving disputes concerning public contracts signed in 2010. The agreement included termination of a contract with Selex ES S.p.A. concerning radar equipment, acceptance of a contract for the purchase of six helicopters, and renegotiation of a contract for the development of a digital map of Panamanian territory. The settlement between the Government and the subsidiaries of Finmeccanica S.p.A. is subject to approvals from the Supreme Court of Panama.

On September 29, 2015, the Minister of Economy and Finance, Dulcidio De La Guardia, announced a formal request for a field visit of the Financial Action Task Force (FATF) in January 2016. The final field review visit was intended to certify that Panama has complied with all requirements to be removed from the FATF list of jurisdictions with strategic deficiencies in financial regulation, anti-money laundering actions (AML) and combating the financing of terrorism (CFT). This list is also commonly referred to as the FATF grey list. The visit was approved after Panama took action to implement Law 23 of April 27, 2015. This law created the National Intendancy for Money Laundering, Terrorist Actions and Weapons of Mass Destruction. Mr. Francisco Bustamante was appointed as the head of the institution, which will be supervised by the Ministry of Economy and Finance. On February 19, 2016, the FATF published a notice welcoming Panama’s significant progress in improving its AML and CFT regime, noting that Panama has established the legal and regulatory framework to meet the commitments in its action plan and announcing that Panama is therefore no longer on the grey list or subject to the FATF’s monitoring and compliance process. The Government will continue to work with the FATF on Latin America (GAFILAT) to implement legislative and regulatory reforms with respect to criminalization of money laundering and terrorist financing, freezing of terrorist assets, customer due diligence, the operations and functions of Panama’s Financial Intelligence Unit, suspicious transaction reporting requirements for all financial institutions and designated non-financial businesses and professions and effective mechanisms for international cooperation.

On June 23, 2015, Cabinet Resolution No. 60 authorized the Authority for Public Services and the Ministry of Economy and Finance to modify the national energy tariff for the second half of 2015. This modification included the elimination of the electricity subsidy for industrial and business purposes.

Elimination of the electricity subsidy for industrial and business purposes involves closing the Energetic Compensation Fund and the opening of a new fund, the West Tariff Fund. The West Tariff Fund is intended to direct the electricity subsidy to lower income households and to improve the efficiency of public resources. The new tariff scheme for the state allowance will be as follows: customers that consume less than 300 Kw/H of electricity will receive a 100% subsidy as of January 2016; customers that consume 301-350 Kw/H of electricity will receive a 66.7% of subsidy for the first half of 2016, a 33.3% subsidy for the second half of 2016, and then no subsidy as of January 2017. As of January 2016, customers that consume over 351 Kw/H of electricity will not receive an electricity subsidy.

Executive Decree No. 165 of July 1, 2014 established temporary price caps on 22 products that are part of the family food basket. The measure became effective on July 7, 2014 for an initial six-month period and has been extended, with certain adjustments to the caps, for three consecutive six-month periods. Most recently, Executive Decree No. 1 of January 5, 2016, effective January 7, 2016, extended the temporary price caps on the

22 products. The price caps apply throughout the national territory except for Darien province and the island territories (which may be subject to a later determination). Thirteen items have been assigned a maximum price and nine have been assigned both a maximum price and a maximum gross margin of sale, ranging from 10% to 15%. As to each of those nine items, retailers have an obligation to sell at least one brand at the maximum price and the rest of the brands at the maximum gross margin of sale. The Decree created a Price Adjustment Commission, comprised of the Ministers of Commerce and Industry, Agricultural Development and Economy and Finance, which evaluates price adjustment requests from companies or producers’ associations. This Commission was authorized to adjust prices on the regulated products in response to market conditions. Retailers that offer the remaining 28 products that are part of the family food basket listed in the Decree are required to give advance notice to the Authority for Consumer Protection and Defense of Competition of any increase in the retail price of any of these products.

The Economy

In 2015, preliminary nominal GDP is projected to be $51.7 billion, compared to nominal GDP of $49.2 billion in 2014.

In the first nine months of 2015, Panama’s real GDP was $26.3 billion, an estimated increase of 5.8% compared to $24.8 billion for the first nine months of 2014.

In the first nine months of 2015, mining activities increased 6.3% compared to the first nine months of 2014, primarily due to increased demand for raw materials, particularly sand and stone, from the construction industry, principally for residential building projects. In the first nine months of 2015, mining activities accounted for 1.8% of preliminary real GDP.

In the first nine months of 2015, the construction sector grew by 6.1% compared to the first nine months of 2014, primarily due to construction of residential buildings and ongoing public infrastructure projects. In the first nine months of 2015, the construction sector represented 15.4% of preliminary real GDP.

In the first nine months of 2015, the financial intermediation sector grew by 10.7% compared to the first nine months of 2014, primarily due to growth in international banking, private sector lending and insurance. In the first nine months of 2015, the financial intermediation sector accounted for 7.5% of preliminary real GDP.

In the first nine months of 2015, the transportation, storage and telecommunications sector grew by an estimated 5.4% compared to the first nine months of 2014, primarily due to Panama Canal operations, ports, and telecommunications, particularly mobile phone services, internet services, and cable television services. In the first nine months of 2015, the transportation, storage and telecommunications sector represented 14.7% of preliminary real GDP.

In the first nine months of 2015, the public utilities sector grew by 14.2% compared to the first nine months of 2014, primarily due to hydroelectricity generation, energy transmission and water services. In the first nine months of 2015, the public utilities sector represented a contribution of 3.6% of preliminary real GDP.

In the first nine months of 2015, manufacturing decreased an estimated 0.8% compared to the first nine months of 2014, primarily due to decreases in processing of fish and fish products; cement and concrete production; production of alcoholic beverages; and production of pharmaceuticals. In the first nine months of 2015, manufacturing represented 5.7% of preliminary real GDP.

In the first nine months of 2015, agricultural sector output increased 0.5% compared to the first nine months of 2014, primarily due to increases in rice, vegetables, palm oil, bananas, poultry and eggs. In the first nine months of 2015, agricultural sector output represented 2.6% of preliminary real GDP.

In the first nine months of 2015, fisheries registered a decrease of 7.1% compared to the first nine months of 2014, primarily due to decreased production of fish and seafood and lower exports of shrimp. In the first nine months of 2015, fisheries represented 0.9% of preliminary real GDP.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2010 to 2014:

TABLE NO. 3

Gross Domestic Product

	2010(R)	2011(R)	2012(P)	2013(P)	2014(E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$24,460.5	$27,348.8	$29,873.0	$31,851.9	$33,780.0
% Change over Previous Year	5.8%	11.8%	9.2%	6.6%	6.1%
Gross Domestic Product (millions of dollars in nominal prices)	$28,917.2	$34,373.8	$39,954.8	$44,856.2	$49,165.8
% Change over Previous Year	8.7%	18.9%	16.2%	12.3%	9.6%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2010(R)	2011(R)	2012(P)	2013(P)	2014(E)
Primary Activities:
Agriculture	$728.5	$761.8	$778.6	$790.4	$800.1
Fisheries	182.9	152.7	144.8	165.3	232.3
Mining	274.6	335.2	420.2	515.2	602.8
Total	$1,186.0	$1,249.7	$1,343.6	$1,470.9	$1,635.3
Industrial Activities:
Manufacturing	$1,673.2	$1,773.1	$1,913.8	$1,939.1	$1,956.7
Construction	2,286.9	2,793.0	3,581.4	4,694.6	5,351.9
Total	$3,960.2	$4,566.1	$5,495.2	$6,633.7	$7,308.6
Services:
Public utilities	$800.9	$941.8	$1,047.9	$1,145.4	$1,199.0
Commerce, restaurants and hotels	5,256.2	6,207.0	6,829.2	6,856.0	6,927.2
Transportation, storage and communications	3,850.1	4,374.9	4,558.6	4,632.2	4,887.1
Financial intermediation	1,914.6	2,053.8	2,249.4	2,430.4	2,505.2
Real estate	3,724.0	3,979.0	4,178.5	4,500.2	4,950.3
Public administration	912.1	948.5	975.5	937.2	961.0
Other services	2,364.0	2,485.4	2,593.4	2,721.8	2,844.0
Total	$18,821.8	$20,990.4	$22,432.6	$23,223.2	$24,273.8
Plus Import Taxes(2)	1,026.3	1,122.7	1,249.6	1,333.1	1,440.6
Less Imputed Banking Services	(568.3)	(624.0)	(702.9)	(740.0)	(749.9)
Gross Domestic Product in chained volume measure	$24,460.5	$27,348.8	$29,873.0	$31,851.9	$33,780.0

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.

Note: The discrepancy between the total and the sum of its components is due to statistical difference originated from utilizing moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2010(R)	2011(R)	2012(P)	2013(P)	2014(E)
Primary Activities:
Agriculture	0.1%	4.6%	2.2%	1.5%	1.2%
Fisheries	(24.7)%	(16.5)%	(5.2)%	14.1%	40.6%
Mining	35.3%	22.1%	25.3%	22.6%	17.0%
Total	1.1%	5.4%	7.5%	9.5%	11.2%
Industrial Activities:
Manufacturing	4.4%	6.0%	7.9%	1.3%	0.9%
Construction	8.5%	22.1%	28.2%	31.1%	14.0%
Total	6.7%	15.3%	20.3%	20.7%	10.2%
Services:(3)
Public utilities	3.6%	17.6%	11.3%	9.3%	4.7%
Commerce, restaurants and hotels	7.0%	18.1%	10.0%	0.4%	1.0%
Transportation, storage and communications	4.6%	13.6%	4.2%	1.6%	5.5%
Financial intermediation	(0.8)%	7.3%	9.5%	8.0%	3.1%
Real estate	8.9%	6.8%	5.0%	7.7%	10.0%
Public administration	3.4%	4.0%	2.8%	(3.9)%	2.5%
Other services	2.5%	5.1%	4.3%	4.9%	4.5%
Total	5.1%	11.5%	6.9%	3.5%	4.5%
Plus Import Taxes(2)	15.7%	9.4%	11.3%	6.7%	8.1%
Less Imputed Banking Services	0.1%	9.8%	12.6%	5.3%	1.3%
Gross Domestic Product in chained volume measure	5.8%	11.8%	9.2%	6.6%	6.1%

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2007 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2007 constant dollars, thus are not included in this table.

Source: Office of the Comptroller General.

The Panama Canal

The Canal plays a significant role in the Panamanian economy. In the Panama Canal Authority’s (the “PCA”) 2015 fiscal year, canal transits increased to 13,874 transits from 13,481 transits in 2014, while cargo tonnage increased to 229.1 million long tons in 2015 from 227.5 million long tons in 2014. According to the PCA, toll revenues for the fiscal year ended September 30, 2015 reached $1,994.2 million, an increase of 4.4% compared to revenues of $1,910.2 million in fiscal year 2014.

On average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, transits through the Canal increased by 0.1% and cargo tonnage increased by 2.4%. Factors such as the development of alternative land routes and the increasing size of vessels transiting the Canal have mitigated the increase in the number of vessels required to transport cargo. However, on average, from the Canal’s 2011 fiscal year to the Canal’s 2015 fiscal year, toll revenues have increased by 6.3% per annum, primarily due to an increase in toll rates.

As of September 30, 2015, the Canal’s total work force (which includes temporary and permanent employees) was 10,968. Among these employees, 8,956 were permanent workers and 2,012 were temporary workers.

The following table sets forth the Canal’s statistical and financial information for fiscal years 2011 through 2015 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2011	14,684	1,730.0	222.4
2012	14,544	1,852.4	218.1
2013	13,660	1,849.6	209.9
2014	13,481	1,910.2	227.5
2015	13,874	1,994.2	229.1

Source: Panama Canal Authority.

After more than one year of informal consultations with representatives from different segments of the maritime industry, the PCA published on January 5, 2015 a proposal for a new structure for tolls. A public comment period began on January 12, 2015, which included a public hearing on February 27, 2015. On April 14, 2015, the Cabinet issued Resolution No. 36 approving the new tolls structure, which is scheduled to take effect on April 1, 2016. The new tolls structure will affect charges for all segments of the market, except the category of domestic maritime conglomerate. The new tolls will be applied to traffic using the existing channel, as well as the additional traffic resulting from the construction of the third set of locks. Resolution No. 36 also modified rules for tolls and measurements for the segments of containerships, dry bulk, bulk liquid (tankers and gas tankers), car carriers and ro-ro (roll-on, roll-off) and created a segment for ships carrying liquefied natural gas.

As of September 30, 2015, PCA has received claims totaling approximately U.S.$3,480.8 million from the contractor Grupo Unidos por el Canal (GUPCSA) relating to alleged cost overruns in the Canal expansion project. In December 2014, the Dispute Adjudication Board (DAB), an entity created under the contract for construction of the third set of locks, ordered the PCA to pay $233.2 million plus interest with respect to a claim by GUPCSA concerning concrete mixtures and aggregates, for which GUPCSA had claimed $463.9 million. The PCA paid the sum due to GUPCSA, and, in March 2015, each party referred the dispute to arbitration under the International Chamber of Commerce (ICC) Rules of Arbitration. GUPCSA is seeking a total of $577.1 million, and the PCA is seeking a return of the amount it paid pursuant to the DAB decision. With respect to a dispute concerning the temporary cofferdam at the Pacific entrance, the DAB previously denied claims by GUPCSA totaling $138.0 million. In December 2013, GUPCSA submitted this dispute to arbitration under the ICC Rules of Arbitration, and its claims have since risen to $218.2 million as of September 30, 2015. The arbitral tribunal rescheduled a final hearing concerning these claims for July 2016. A GUPCSA claim amounting to U.S.$898.0 million, concerning an alleged interruption and delay, is still being assessed by the PCA. Other GUPCSA claims for an aggregate amount of U.S.$92.0 million were denied by the PCA. Some of these claims may be submitted by GUPCSA to the DAB in the coming months.

The Panama Canal Expansion Program was scheduled to start operations by year-end 2014. The third set of locks, originally scheduled to be completed by November 2014, is now expected to be completed by June 2016. On November 13, 2014, the PCA delivered a formal notice of claim to the GUPCSA with respect to the work to be completed after the November 2014 deadline. The PCA is seeking U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000. Such amount will not be withheld by the PCA until there is an arbitral decision in accordance with the procedures of the International Chamber of Commerce. The PCA may file future claims for the total amount of any damages caused by the delay.

Employment and Labor

In August 2015, Panama’s labor force was preliminarily estimated at 1.826 million, an increase from 1.781 million in August 2014. The 1.826 million workers represented approximately 64.2% of the total working age population as of August 2015. The service segment employed 66.6% of the labor force as of August 2015, compared to 14.7% for the primary sector (consisting of agriculture and fisheries) and 18.7% for the industrial sector (principally consisting of manufacturing, mining and construction).

In 2015, the unemployment rate increased from 4.8% to 5.1%, mainly due to slower GDP growth.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2011 through August 2015:

TABLE NO. 9

Labor Force and Employment

	2011(R)	2012(R)	2013	2014	2015
Total Population(1)(4)	3,723.8	3,787.5	3,850.7	3,913.3	3,975.4
Working-Age Population(1)	2,603.4	2,659.8	2,719.8	2,782.1	2,846.6
Labor Force
Employed(1)	1,538.1	1,617.2	1,672.4	1,695.4	1,733.9
Unemployed(1)	72.2	68.3	71.5	85.9	92.3
Total	1,610.2	1,685.4	1,743.8	1,781.3	1,826.1

	(annual percentage change)
Total Population(4)	1.7%	1.7%	1.7%	1.6%	1.6%
Working-Age Population	6.2%	2.2%	2.3%	2.3%	2.3%
Labor Force
Employed	5.7%	5.1%	3.4%	1.4%	2.3%
Unemployed	(28.9)%	(5.4)%	4.7%	20.2%	7.4%
Total	3.4%	4.7%	3.5%	2.1%	2.5%

	(in percent)
Labor Force:
Participation Rate(2)	61.9%	63.4%	64.1%	64.0%	64.2%
Employment Rate(3)	95.5	95.9	95.9	95.2	94.9
Unemployment Rate	4.5	4.1	4.1	4.8	5.1

(R)	Revised figures.
(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	Estimates of total population are as of July 1 of each year.

Source: Office of the Comptroller General.

Public Finance

On November 24, 2015, the Assembly approved Panama’s 2016 budget, which contemplates total expenditures of U.S.$20.1 billion. The 2016 budget that the Varela administration proposed to the Assembly, which also totaled U.S.$20.1 billion, was based on 6.3% GDP growth, inflation of 1.9% and a non-financial public sector deficit of 1.5%. The proposed budget allocated U.S.$8.7 billion to social services, representing 43.4% of the proposed budget, which included U.S.$3.6 billion to health, U.S.$2.3 billion to education and culture and U.S.$2.0 billion to social security and protection.

Period Ended December 31, 2015

According to preliminary figures, the Central Government’s total revenues for the period ended December 31, 2015 totaled U.S.$7,223 million, an increase of 1.8% from U.S.$7,098 million in 2014. Capital expenditures were U.S.$3,285 million in 2015, a decrease of 2.2% compared to U.S.$3,358 million in 2014. Current savings were U.S.$1,046 million in 2015, which represents 2.0% of estimated 2015 GDP, a decrease compared to U.S.$1,358 million and 2.9% of GDP in 2014.

The non-financial public sector, which includes the Central Government, decentralized agencies (including the Caja de Seguro Social (“CSS”) and public universities) and non-financial public enterprises, had total revenues of U.S.$10,620 million as of December 31, 2015, an increase of 3.9% compared to U.S.$10,225 million in 2014. The increase was due mainly to an increase of Central Government non-tax revenues, as well as higher revenues from the CSS. Current savings for the non-financial public sector amounted to U.S.$2,121 million in the period ended December 31, 2015, a decrease of 3.0% compared to U.S.$2,188 million in 2014.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated.

TABLE NO. 12

Fiscal Performance - Central Government

	Twelve-Month Period Ended December 31, (in millions of dollars)
	2014	2015
Total Revenues	7,098	7,222
Current Revenue	7,042	7,161
Tax Revenue	4,999	5,036
Non Tax Revenues	2,043	2,125
Capital Income	54	45
Donations	2	16
Total Expenditures	9,043	9,401
Current Expenditures	5,685	6,116
Capital Expenditures	3,358	3,285
Current Savings	1,357	1,045
Deficit	(1,945)	(2,179)
% of GDP	(4.2)%	(4.2)%

Source: Ministry of Economy and Finance.

The following table sets forth the revenues and the expenditures of the consolidated non-public financial sector for the periods indicated.

TABLE NO. 13

Fiscal Performance - Consolidated Non-Financial Public Sector

	Twelve-Month Period Ended December 31, (in millions of dollars)
	2014	2015
Total Revenues	10,225	10,621
Current Revenue	9,903	10,272
Capital Income	78	48
Donations	2	16
Total Expenditures	11,788	12,080
Current Expenditures	7,957	8,435
Capital Expenditures	3,830	3,645
Current Savings	1,946	2,121
Deficit	(1,563)	(1,460)
% of GDP	(3.4)%	(2.8)%

Source: Ministry of Economy and Finance.

Financial System

The Banking Sector

As of September 30, 2015, total assets of the banking sector were U.S.$116,024.7 million, approximately 10.4% higher than U.S.$105,088.5 million as of the same date in 2014. As of September 30, 2015, deposits in the banking sector were approximately U.S.$82,850.6 million, approximately 8.2% higher than U.S.$76,560.3 million as of the same date in 2014.

The table below sets forth information on the banking sector at September 30 of 2014 and 2015:

TABLE NO. 18

The Banking Sector

(in millions of dollars)

	September 30,
	2014	2015
Assets:
Liquid Assets:
Deposits in local banks	$4,027	$3,532
Deposits in foreign banks	15,040	16,227
Other	1,005	918
Total Liquid Assets	20,073	20,678
Loans	64,375	71,354
Investments in Securities	17,233	19,511
Other assets	3,408	4,482
Total Assets	105,088	116,025

	September 30,
	2014	2015
Liabilities:
Deposits:
Internal:
Official	7,150	8,521
Public	34,094	35,774
Banks	4,065	3,645
Total Internal Deposits	45,309	47,939
External:
Official	58	1,352
Public	22,955	23,823
Banks	8,237	9,737
Total External Deposits	31,251	34,911
Total Deposits	76,560	82,851
Obligations	14,525	17,147
Other Liabilities	2,850	3,861
Total Liabilities	93,936	103,858
Capital and Reserves	11,153	12,167
Total Liabilities and Capital	$105,088	$116,025

Source: Superintendency of Banks.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In the first nine months of 2015, Panama’s exports of goods (FOB), excluding the CFZ, totaled U.S.$536.2 million, a decrease of 14.8% compared to U.S.$629.1 million for the same period in 2014. For the first nine months of 2015, Panama’s imports of goods (CIF), excluding the CFZ, totaled U.S.$8,916.2 million, a decrease of 12.0% compared to U.S.$10,134.3 million for the same period in 2014.

In the first nine months of 2015, banana and pineapple exports totaled U.S.$87.6 million, a 3.7% decrease from U.S.$91.0 million for the same period in 2014. The decrease in exports resulted from lower demand for pineapples from Netherlands.

In the first nine months of 2015, shrimp exports totaled U.S.$42.9 million, a 23.8% decrease from U.S.$56.3 million for the same period in 2014 due to lower prices and demand.

In the first nine months of 2015, exports of frozen yellow fin tuna and fresh and frozen fish filets totaled U.S.$30.2 million, a 17.3% decrease from U.S.$36.6 million for the same period in 2014. This decrease during the first nine months of 2015 was attributable to lower demand from the United States and Costa Rica.

In the first nine months of 2015, fishmeal exports amounted to U.S.$20.4 million, a decrease of 53.3% from U.S.$43.7 million for the same period in 2014. The decrease in exports of fishmeal was due to adverse environmental factors.

In the first nine months of 2015, petroleum derivatives exports were U.S.$0.57 million, a decrease of 47.8% compared to U.S.$1.1 million for the same period in 2014. The decrease in the value of petroleum derivatives exports resulted from lower petroleum prices.

In the first nine months of 2015, Panama’s largest trading partners for exports were the United States, Germany and Costa Rica, with exports amounting to U.S.$101.0 million, U.S.$67.0 million and U.S.$40.6 million, respectively.

In the first nine months of 2015, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,314.5 million, U.S.$829.8 million and U.S.$456.6 million, respectively.

In the first nine months of 2015, Panama’s imports from the CFZ totaled U.S.$709.1 million, a decrease of 15.5% compared to U.S.$839.0 million for the same period in 2014.

The following tables set forth the composition of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports,(1) F.O.B.

(in millions of dollars)

	2011(R)	2012(R)		2013(R)		2014(R)		2015(P)
Petroleum(2)	$0.8	$0.6		$3.6		$1.3		$0.7
Non-petroleum Merchandise Exports:
Bananas	86.3	85.9		90.6		92.9		96.0
Muskmelon	5.6	5.9		4.0		3.4		4.6
Watermelon	16.6	15.8		16.5		17.1		14.1
Sugar	37.2	34.5		24.0		27.0		19.6
Shrimp	37.7	40.5		74.7		79.2		54.3
Coffee	9.4	7.1		6.9		8.8		1.7
Fishmeal(3)	14.4	19.8		34.8		52.2		31.5
Frozen yellow fin tuna, fresh and frozen fish filet	46.7	33.8		36.5		46.7		41.8
Gold	70.3	115.8		66.5		1.1		0.0
Pineapples	32.0	37.1		44.1		31.9		21.8
Clothing	12.2	10.1		7.1		5.3		4.8
Meat from cattle	18.2	24.7		25.2		25.4		20.9
Standing cattle	0.3	3.1		1.9		0.5		1.8
Leather and similar products	14.2	17.9		21.6		22.3		18.9
Other	337.0	369.1		385.8		402.2		363.1
Total	785.0	821.6		843.9		817.2		695.7
Re-exports other than CFZ	135.7	155.5	(4)	189.2	(4)	208.5	(5)	219.3	(5)
Total	$920.7	$977.1		$1,033.1		$1,026.7		$915.0

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Petroleum exports primarily consist of maritime and aviation fuel sales.
(3)	Including fish oil.
(4)	Preliminary figure.
(5)	Estimated figure.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21

Composition of Merchandise Imports,(1) C.I.F.

(in millions of dollars)

	2011(R)	2012(R)	2013(R)	2014(R)	2015(P)
Consumer Goods	$5,385.0	$5,928.9	$6,020.8	$6,309.0	5,314.6
Non-durable	1,403.5	1,560.3	1,671.4	1,787.0	1,905.6
Semi-durable	1,006.5	1,183.5	1,199.1	1,311.3	1,321.3
Domestic utensils	549.4	545.2	514.7	452.9	464.3
Fuels and lubricants	2,425.6	2,639.9	2,635.5	2,757.8	1,623.4
Intermediate Goods	2,913.8	3,160.9	3,216.5	3,533.9	3,257.7
Agricultural raw materials	210.9	222.2	226.6	214.5	180.1
Industrial raw materials	1,571.1	1,662.9	1,671.2	1,685.4	1,801.7
Construction materials	1,005.7	1,159.0	1,194.4	1,495.1	1,137.5
Other intermediate goods	126.1	116.8	124.3	138.9	138.4
Capital Goods	3,040.9	3,404.5	3,798.1	3,864.3	3,563.8
Agricultural	61.5	71.8	57.5	57.5	51.2
Industrial, construction and electricity	1,024.5	1,216.0	1,264.9	1,460.0	1,207.4
Transportation equipment & telecommunication	1,087.2	1,102.2	1,405.0	1,316.0	1,279.6
Other capital goods	867.6	1,014.5	1,070.6	1,030.7	1,025.7
Total	$11,339.7	$12,494.3	$13,035.4	13,701.2	12,136.1

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

International Trade

On January 23, 2013, Colombia issued a decree that imposed supplemental import tariffs as of March 1, 2013 on certain textiles, apparel and footwear coming from countries where no trade agreement with Colombia was in force. On June 18, 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products is higher than the maximum allowed under WTO agreements. On January 15, 2014, the Director General of the WTO established a panel to hear Panama’s complaint. On November 27, 2015, the WTO panel issued a report in which it concluded that the measures complained of were inconsistent with provisions of the General Agreement on Tariffs and Trade and recommended that Colombia bring the disputed measures into conformity with its obligations. On January 22, 2016, Colombia submitted a notification of its decision to appeal to the WTO Appellate Body certain issues of law and legal interpretation in the panel report. Panama anticipates a report to be issued by the WTO Appellate Body by April 2016.

Foreign Direct Investment

Panama’s foreign direct investment (FDI) for 2014 was $4,309.5 million, an increase of 9.3%, from the $3,943.2 million of FDI recorded in 2013. In 2014, approximately 57% of FDI was attributable to reinvested earnings, approximately 35% of FDI was attributable to purchases of shares of domestic companies by non-resident investors, mainly in the hospitality, real estate and manufacturing sectors; and the remaining approximately 8% of FDI was attributable to other capital. In 2014, $327.7 million of FDI, representing 7.6% of total 2014 FDI, was capital invested in the CFZ, a decrease compared to 2013 when $512.9 million of FDI, representing 13.0% of total 2013 FDI, was invested in the CFZ.

FDI inflows for the first three months of 2015 totaled $1,705.8 million, a 32.2% increase compared to the first three months of 2014, when $1,290.3 million of FDI inflows were recorded.

The following table sets forth FDI in Panama by investor resident country for 2011 through 2014:

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Resident Country

Investor Residence Country	Foreign Direct Investment
	(in thousands of U.S.$)
	2011(R)	2012(R)	2013(P)	2014(P)
TOTAL	3,152,605	3,210,533	3,943,232	4,309,466
EUROPE	888,317	(345,370)	953,199	960,543
European Union	667,997	(508,682)	711,428	767,098
Germany	105,824	112,804	92,473	74,750
Belgium	23,472	(130,017)	205,885	166,427
Denmark	(336)	(38,786)	28,573	23,097
Spain	133,462	67,956	146,536	191,484
France	9,869	12,225	(13,215)	17,343
Italy	76,805	20,773	31,956	25,832
Netherlands	(113,577)	244,258	(1,740)	(1,407)
United Kingdom	456,516	(708,905)	71,955	149,123
Sweden	7,982	21,676	13,705	11,078
Other Countries(1): Greece, Hungary, Ireland, Poland, Portugal, and Finland	(32,020)	(110,666)	135,300	109,370
Other European Countries	220,320	163,312	241,771	193,446
Andorra	(1,915)	4,567	2,634	3,930
Norway	1,020	3,240	(446)	(361)
Switzerland	215,937	152,073	231,846	183,622
Other countries(1): Liechtenstein, Russia and Turkey	5,278	3,432	7,737	6,254
AFRICA	191,425	612,130	245,607	198,536
South Africa	191,425	612,130	245,607	198,536
AMERICA	1,755,018	2,347,723	2,657,894	2,820,921
North America	870,948	1,074,991	1,587,297	1,316,901
Canada	47,692	1,097,219	505,104	408,300
United States	651,965	28,472	715,297	612,021
Mexico	171,291	(50,700)	366,896	296,580
Central America and the Caribbean	212,085	363,367	449,630	413,212
Aruba	(12,808)	3,589	(1,447)	(1,170)
Bahamas	786	34,082	6,308	5,099
Barbados	3,018	132	2,346	1,896
Costa Rica	114,624	51,690	319,509	258,275
Cuba	1,229	688	624	504
El Salvador	22,862	43,088	39,649	32,050
Guatemala	28,494	26,040	17,537	15,984
Honduras	(10,739)	42,151	3,986	11,399
Jamaica	4,022	13,888	23,556	19,041
Nicaragua	(478)	21,388	13,128	32,925
Puerto Rico	(101,974)	7,474	5,967	4,823
Dominican Republic	29,916	30,990	15,328	29,846
Other countries(1): Belize, Cayman Islands, Haiti, Leeward Islands (UK), San Martin Island, Virgin Islands (USA), Trinidad and Tobago	133,133	88,167	3,140	2,538

Investor Residence Country	Foreign Direct Investment
	(in thousands of U.S.$)
	2011(R)	2012(R)	2013(P)	2014(P)
South America	671,985	909,365	620,967	1,090,808
Argentina	3,399	6,010	16,653	12,663
Bolivia	(1)	30	76	61
Brazil	19,993	122,440	27,055	21,870
Chile	(29,929)	9,418	28,547	23,076
Colombia	486,001	533,340	305,440	911,899
Ecuador	12,527	12,294	28,178	20,499
Peru	182,430	25,062	55,176	32,037
Venezuela	(2,435)	200,771	159,842	68,703
ASIA	308,254	588,482	83,641	327,129
Middle and Near East	(23,131)	6,475	1,998	(19,671)
Israel	484	4,921	4,177	(17,910)
Lebanon	(23,615)	1,554	(2,179)	(1,761)
Central Asia, southern and other Persian Gulf countries	15,613	67,362	(1,849)	(1,494)
India	(714)	1,677	1,187	960
Singapore	17,468	63,651	(3,815)	(3,084)
Other countries(1): Philippines, Pakistan, & Saudi Arabia	(1,141)	2,034	779	629
East Asia	315,772	514,645	83,491	348,294
China, Hong Kong	11,310	2,150	1,598	1,292
China, Democratic People’s Republic of Korea (North Korea)	548	76,798	(7,392)	34,877
Republic of Korea (South of Korea)	184,165	422,510	(24,865)	48,532
Japan	6,221	998	3,354	2,712
Republic of China (Taiwan)	113,528	12,189	110,796	260,882
OTHER COUNTRIES(1): Angola, Uruguay and Australia	9,591	7,568	2,891	2,337

Note: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.
(1)	Due to statistical confidentiality, countries with two or fewer direct investors have been consolidated in this line.

Source: Office of the Comptroller General.

The following table sets forth FDI in Panama by category of economic activity for 2011 through 2014:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity	Foreign Direct Investment
	(in thousands of U.S.$)
	2011(R)	2012(R)	2013(P)	2014(P)
TOTAL	3,152,605	3,210,533	3,943,232	4,309,466
Agriculture, cattle, hunting and forestry	54,542	14,274	43,611	47,661
Mining and quarrying	39,446	1,149,420	432,633	472,814
Manufacturing industries	297,883	520,404	326,474	356,796
Electricity, gas and water supplies	278,613	(122,648)	258,306	282,297
Construction	175,444	117,198	103,435	113,042
Wholesale and retail	971,776	954,586	1,105,891	1,208,602
Transport, storage and mail	282,751	463,498	430,228	470,186
Hotels and restaurants	39,301	623	1,961	2,143
Information and communication	34,473	(333,039)	294,515	321,869
Finance and insurance activities	642,553	408,939	643,242	702,984
Real estate activities	94,901	28,514	11,961	13,072
Professional, scientific and technical activities	82,201	27,061	31,017	33,898
Administrative activities and support services	85,330	(51,000)	193,511	211,484
Education	12,453	11,338	7,021	7,673
Social and health related services	9,648	(359)	4,622	5,051
Arts, entertainment and related activities	(6,446)	23,150	52,934	57,850
Other services activities	57,736	(1,426)	1,870	2,044

NOTE: Totals may differ due to rounding.

(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

Balance of Payments

For 2015, the current account balance registered an estimated deficit of $3,377.1 million, a decrease of 29.6% compared to a $4,794.4 million preliminary deficit in 2014. As of December 31, 2015, the capital and financial account balance registered an estimated surplus of $3,245.9 million, a decrease of 41.0% compared to a $5,497.1 million preliminary surplus in 2014.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2015, Panama had an estimated $11,870.5 million in non-CFZ merchandise imports, a decrease of 12.6% compared to a preliminary $13,576.1 million in 2014, while imports to the CFZ in 2015 were an estimated $9,428.3 million, a decrease of 3.8% compared to a preliminary $9,802.6 million in 2014. In 2015, Panama had an estimated $1,237.9 million in non-CFZ merchandise exports, a decrease of 5.0% compared to a preliminary $1,302.5 million in 2014, while CFZ re-exports in 2015 were an estimated $10,151.5 million, a decrease of 11.7% compared to a preliminary $11,501.7 million in 2014.

Excluding the CFZ, Panama historically has registered large merchandise trade deficits. In 2015, the merchandise trade deficit excluding the CFZ was an estimated $10,896.7 million, a decrease of 12.2% from a preliminary $12,404.3 million merchandise trade deficit in 2014. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2015, the merchandise trade deficit including the CFZ was an estimated $9,708.6 million, a decrease of 6.4% compared to a preliminary $10,377.0 million merchandise trade deficit including the CFZ in 2014. Segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help offset the merchandise trade deficit. In 2015, the service sector had a net balance of payments surplus of an estimated $9,998.6 million, an increase of 23.4% compared to a preliminary $8,100.0 million in 2014.

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2011(R)	2012(R)	2013(P)	2014(P)	2015(E)
Current Account:
Merchandise Trade(2)
Exports (f.o.b.)	16,926.2	18,872.1	17,056.9	15,332.8	12,783.7
Imports (f.o.b.)	(24,143.4)	(25,412.6)	(26,596.7)	(25,709.8)	(22,492.3)
Balance	(7,217.2)	(6,540.5)	(9,539.8)	(10,377.0)	(9,708.6)
Services	3,932.9	5,164.3	7,783.1	8,100.0	9,998.6
Rent(3)	(1,911.4)	(2,534.2)	(2,706.7)	(2,637.6)	(3,599.4)
Unilateral Transfers(4)	202.4	94.0	62.5	120.2	(67.7)
Balance	(4,993.3)	(3,816.4)	(4,400.9)	(4,794.4)	(3,377.1)
Capital and Financial Account:
Capital Account	8.9	—	28.2	24.2	26.9
Financial Account	3,075.1	2,728.9	4,191.4	5,472.9	3,219.0
Direct Investment	2,956.2	3,161.7	3,612.3	3,980.3	4,510.7
Portfolio Investment	(520.7)	(162.0)	22.1	172.0	(1,861.9)
Other Capital	639.6	(270.8)	557.0	1,320.6	570.2
Assets	(3,948.7)	(3,447.0)	(2,987.7)	(5,215.5)	(4,779.0)
Liabilities	4,588.3	3,176.2	3,544.7	6,536.1	5,349.2
Balance	3,084.0	2,728.9	4,219.6	5,497.1	3,245.9
Errors and Omissions (net)	191.9	117.3	72.0	(322.4)	(985.9)
Overall Surplus (Deficit)	(1,717.4)	(970.2)	(109.3)	380.3	(1,117.1)
Financing	1,717.4	970.2	109.3	(380.3)	1,117.1
Reserve Assets	228.2	(24.2)	(401.5)	(1,205.0)	210.3
Use of IMF credit and IMF loans	—	—	—	—	—
Exceptional Financing	1,489.2	994.4	510.8	824.7	906.8

(E)	Estimated figures.
(P)	Preliminary figures.
(R)	Revised figures.
(1)	Figures have been calculated pursuant to Fifth Edition of the Balance of Payments Manual prepared by IMF.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and migrant transfers.

Source: Office of the Comptroller General.

Public Debt

Year Ended December 31, 2015.

Internal Debt

As of December 31, 2015, Panama’s public sector internal debt represented approximately 22.7% of total public sector debt. As of December 31, 2015, public sector internal debt totaled approximately $4.6 billion, an increase of $694.7 million from December 31, 2014. This increase was due in part to the issuance of a Treasury Note due 2019. Panama’s public sector internal debt as a percentage of GDP was 8.9% as of December 31, 2015 (based on a preliminary nominal GDP of $51,677 million for 2015).

The following table sets forth Panama’s outstanding public sector internal debt at year-end for 2011 to 2015:

TABLE NO. 26

Total Public Sector Internal Debt

(in millions of dollars)

	December 31,
	2011	2012	2013	2014	2015
Private Sector Sources:
Treasury notes	$1,133.0	$1,133.0	$1,022.8	$1,688.0	$1,949.1
Treasury bills	264.1	415.1	449.5	307.0	604.0
Domestic bonds	0.0	1,364.0	1,464.0	1,464.0	1,464.0
Long-term private financing	24.8	20.5	16.1	11.8	7.4

Total	$1,421.9	$2,932.6	$2,952.4	$3,470.8	$4,024.6
Public Sector Sources:
Official banking institutions	481.9	550.2	500.1	408.0	548.8

Total	$481.9	$550.2	$500.1	$408.0	$548.8
Total Public Sector Internal Debt	$1,903.8	$3,482.8	$3,452.5	$3,878.7	$4,573.4

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2015, total public sector external debt was approximately $15.6 billion, an increase of $1.3 billion from December 31, 2014. Panama’s public sector external debt as a percentage of GDP was 30.3% as of December 31, 2015 (based on a preliminary nominal GDP of $51,677 million for 2015), a decrease compared to 29.2% of preliminary nominal GDP of $49.2 billion in 2014.

The following table sets forth the composition of the public sector external debt outstanding at year-end of each year from 2011 to 2015:

TABLE NO. 27

Total Public Sector External Debt(1)

(in millions of dollars)

	December 31,
	2011	2012	2013	2014	2015
Commercial banks	$216.0	$302.2	$693.3	$1,021.4	$889.5
Bonds	8,274.1	7,725.7	8,307.1	9,509.1	10,377.4
Multilateral agencies	2,039.4	2,403.0	2,937.4	3,575.6	4,119.4
Bilateral entities	380.9	351.6	293.3	246.2	223.1

Total	$10,910.4	$10,782.5	$12,231.1	$14,352.2	$15,648.3

(1)	Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2015.

Source: Ministry of Economy and Finance.

The following table sets forth the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 28

Total Public Sector External Debt Amortization(1)

(in millions of dollars)

	2016	2017	2018	2019	2020-2053
Multilaterals
World Bank	70.0	72.3	72.1	72.1	742.3
Inter-American Development Bank	143.8	170.3	163.9	152.9	1,581.0
International Fund for Agricultural Development	0.1	0.0	0.0	0.0	0.0
Development Bank of Latin America	40.3	49.6	52.9	60.7	602.3
European Investment Bank	3.9	4.6	4.6	4.6	27.7
The OPEC Fund for International Development	4.7	4.7	4.7	4.7	47.2
Total	262.8	301.6	298.3	295.0	3,000.5
Bilaterals	20.8	17.1	14.0	14.0	157.3
Bonds	0.0	0.0	0.0	0.0	10,377.4
Commercial Debt	145.4	145.4	106.2	93.1	399.4
Total	166.3	162.5	120.1	107.1	10,934.1

(1)	Projections based on outstanding balance as of December 31, 2015.

Source: Ministry of Economy and Finance.